Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "PAYROLL4FREE.COM, INC.", FILED IN THIS OFFICE ON THE SIXTH DAY OF MAY, A.D. 2020, AT 12:39 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

7219165 8100
SR# 20203511867

Authentication: 202894114
Date: 05-07-20

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:39 PM 05/06/2020
FILED 12:39 PM 05/06/2020
SR 20203511867 - File Number 7219165

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF PAYROLL4FREE.COM, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Payroll4Free.com, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Payroll4Free.com, Inc., and that this corporation was originally incorporated pursuant to the DGCL on January 2, 2019 under the name Payroll4Free.com, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of the corporation is Payroll4free.com, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The aggregate number of shares the corporation shall have authority to issue shall be 8,000,000 shares, with a par value of $0.0001 per share, which shall be comprised of: (a) 3,000,000 shares of common stock ("**Class A Common Stock**"); (b) 3,000,000 shares of nonvoting common stock ("**Class B Common Stock**"); and (c) 2,000,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**"). Collectively the Class A Common Stock and the Class B Common Stock are referred to herein as the "**Common Stock**." The preferences, limitations, and relative rights in respect of the corporation's shares shall be as follows:

(a) CLASS A COMMON STOCK.

(i) Voting. The holders of the Class A Common Stock shall have the exclusive right to vote for the election of directors and on all other matters in which stockholders are generally entitled to vote. Each share of Class A Common Stock shall have one vote per share on matters on which holders of Common Stock are entitled to vote. Each stockholder of record shall have one vote for each share of stock standing in the stockholder's name on the books of the corporation and entitled to vote except that, in the election of directors, each stockholder shall have as many votes for each share held by the stockholder as there are directors to be elected and for whose election the stockholder has a right to vote. Cumulative voting shall not be permitted in the election of directors or otherwise. Actions required or permitted to be taken by the stockholders may be taken without a meeting if stockholders holding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted consent to such action in writing. Unless otherwise ordered by a court of competent jurisdiction, at all meetings of stockholders, one-third of the shares of a voting group entitled to vote at such meeting, represented in person or by proxy, shall constitute a quorum of that voting group.

(ii) Dividends. The holders of Common Stock shall be entitled to receive such equal dividends, if any, as may be declared from time to time by the board of directors of the Corporation (the "**Board of Directors**").

(iii) Distributions. The holders of Common Stock shall be entitled to receive, upon the voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding-up of the corporation, all of its remaining assets, tangible and intangible, of whatever kind available for distribution to the stockholders, ratably in proportion to the number of Common Stock held by each, with each share being proportionally equal in relation to the sum total of the two classes of Common Stock.

(iv) Issuance. Shares of Class A Common Stock may be issued from time to time on such terms and for such consideration as shall be determined by the Board of Directors.

(b) CLASS B COMMON STOCK

(i) Same Rights as Class A Common Stock. Except with respect to voting rights and as otherwise specifically provided in this Certificate of Incorporation, shares of Class B Common Stock shall have the same preferences, limitations, and relative rights as, and shall be identical in all respects to, the shares of Class A Common Stock. Subject to the foregoing, shares of Class B Common Stock may be issued from time to time on such terms and for such consideration as shall be determined by the Board of Directors.

(ii) No Voting Rights. Shares of Class B Common Stock shall not have the right to vote on any matter submitted to a vote at a meeting of stockholders of the Corporation.

(c) PREFERRED STOCK

(i) Designation. There shall be a series of Preferred Stock that shall be designated as "Series A Convertible Preferred Stock" (the "**Series A Preferred Stock**") and the number of Shares constituting such series shall be 1,000,000. The rights, preferences, powers, restrictions, and limitations of the Series A Preferred Stock shall be as set forth herein.

1. Defined Terms. For purposes hereof, the following terms shall have the following meanings:

“**Certificate of Incorporation**” means this Amended and Restated Certificate of Incorporation, as amended from time to time.

“**Convertible Securities**” means any securities (directly or indirectly) convertible into or exchangeable for Common Stock, but excluding Options.

“**Conversion Price**” has the meaning set forth in Section 5.1(a).

“**Conversion Shares**” means the shares of Common Stock or other capital stock of the Corporation then issuable upon conversion of the Series A Preferred Stock in accordance with the terms of Section 5.

“**Date of Issuance**” means, for any Share of Series A Preferred Stock, the date on which the Corporation initially issues such Share (without regard to any subsequent transfer of such Share or reissuance of the certificate(s) representing such Share).

“**Junior Securities**” means, collectively, the Common Stock and any other class of securities that is specifically designated as junior to the Series A Preferred Stock.

“**Liquidation**” has the meaning set forth in Section 3.

“**Liquidation Value**” means, with respect to any Share on any given date, the original purchase price of such share (as adjusted for any stock splits, stock dividends, recapitalizations, or similar transaction with respect to the Series A Preferred Stock).

“**Options**” means any warrants or other rights or options to subscribe for or purchase Common Stock or Convertible Securities.

“**Person**” means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association, or other entity.

“**Preferred Stock**” has the meaning set forth in the Recitals.

“**Qualified Public Offering**” means the sale pursuant to an effective registration statement under the Securities Act, of Common Stock of the Corporation having an aggregate offering value (net of underwriters’ discounts and selling commissions) of at least $10,000,000.

“**QPO Common Stock**” has the meaning set forth in Section 5.1(b).

“**Securities Act**” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

“**Share**” means a share of Series A Preferred Stock.

“**Subsidiary**” means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

2. <u>Rank</u>. With respect to payment of dividends and distribution of assets upon liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, all Shares of the Series A Preferred Stock shall rank senior to all Junior Securities.

3. Liquidation.

3.1 Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (a "**Liquidation**"), the holders of Shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash equal to the aggregate Liquidation Value of all Shares held by such holder, plus all unpaid and accrued dividends on all such Shares.

3.2 Insufficient Assets. If upon any Liquidation the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of the Shares of Series A Preferred Stock the full preferential amount to which they are entitled under Section 3, (a) the holders of the Shares shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full preferential amounts which would otherwise be payable in respect of the Series A Preferred Stock in the aggregate upon such Liquidation if all amounts payable on or with respect to such Shares were paid in full, and (b) the Corporation shall not make or agree to make any payments to the holders of Junior Securities.

3.3 Notice. In the event of any Liquidation, the Corporation shall, within ten (10) days of the date the Board of Directors approves such action, or no later than twenty (20) days of any stockholders' meeting called to approve such action, or within twenty (20) days of the commencement of any involuntary proceeding, whichever is earlier, give each holder of Shares of Series A Preferred Stock written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash, and property to be received by the holders of Shares upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to each holder of Shares of such material change.

4. No Voting Rights. Series A Preferred Stock shall not have the right to vote on any matter submitted to a vote at a meeting of stockholders of the Corporation.

5. Conversion.

5.1 Right to Convert; Automatic Conversion.

(a) Right to Convert. Subject to the provisions of this Section 5, at any time and from time to time on or after the Date of Issuance, any holder of Series A Preferred Stock shall have the right by written election to the Corporation to convert all or any portion of the outstanding Shares of Series A Preferred Stock held by such holder along with the aggregate accrued and unpaid dividends thereon into an aggregate number of shares of Class B Common Stock as is determined by (i) multiplying the number of Shares to be converted by the Liquidation Value thereof, (ii) adding to the result all accrued and unpaid dividends on such Shares to be converted, and then (iii) dividing the result by the Conversion Price in effect immediately prior to such conversion. The initial conversion price per Share (the "**Conversion Price**") shall be the Liquidation Value of such Share, subject to adjustment as applicable in accordance with Section 5.5 below.

(b) Automatic Conversion. Subject to the provisions of this Section 5, in connection with, and on the closing of, a Qualified Public Offering by the Corporation, all of the outstanding Shares of Series A Preferred Stock held by stockholders shall automatically convert along with the aggregate accrued and unpaid dividends thereon into an aggregate number of shares of the class of Common Stock sold in the Qualified Public Offering (the "**QPO Common Stock**") as is determined by (i)

multiplying the number of Shares to be converted by the Liquidation Value thereof, (ii) adding to the result all accrued and accumulated and unpaid dividends on such Shares to be converted, and then (iii) dividing the result by the applicable Conversion Price then in effect. If a closing of a Qualified Public Offering occurs, such automatic conversion of all of the outstanding Shares of Series A Preferred Stock shall be deemed to have been converted into shares of QPO Common Stock as of immediately prior to such closing.

5.2 Procedures for Conversion; Effect of Conversion.

(a) Procedures for Holder Conversion. In order to effectuate a conversion of Shares of Series A Preferred Stock pursuant to Section 5.1(a), a holder shall (a) submit a written election to the Corporation that such holder elects to convert Shares, the number of Shares elected to be converted and (b) surrender, along with such written election, to the Corporation the certificate or certificates representing the Shares being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or, in the event the certificate or certificates are lost, stolen, or missing, accompanied by an affidavit of loss executed by the holder. The conversion of such Shares hereunder shall be deemed effective as of the date of surrender of such Series A Preferred Stock certificate or certificates or delivery of such affidavit of loss. Upon the receipt by the Corporation of a written election and the surrender of such certificate(s) and accompanying materials, the Corporation shall as promptly as practicable deliver to the relevant holder (a) a certificate in such holder's name (or the name of such holder's designee as stated in the written election) for the number of shares of Class B Common Stock to which such holder shall be entitled upon conversion of the applicable Shares as calculated pursuant to Section 5.1(a) and, if applicable (b) a certificate in such holder's (or the name of such holder's designee as stated in the written election) for the number of Shares of Series A Preferred represented by the certificate or certificates delivered to the Corporation for conversion but otherwise not elected to be converted pursuant to the written election. All shares of capital stock issued hereunder by the Corporation shall be duly and validly issued, fully paid, and nonassessable, free and clear of all taxes, liens, charges, and encumbrances with respect to the issuance thereof.

(b) Procedures for Automatic Conversion. As of the closing of a Qualified Public Offering all outstanding Shares of Series A Preferred Stock shall be converted to the number of shares of QPO Common Stock calculated pursuant to Section 5.1 without any further action by the relevant holder of such Shares or the Corporation. As promptly as practicable following such Qualified Public Offering, the Corporation shall send each holder of Shares of Series A Preferred Stock written notice of such event. Upon receipt of such notice, each holder shall surrender to the Corporation the certificate or certificates representing the Shares being converted, duly assigned, or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or, in the event the certificate or certificates are lost, stolen, or missing, accompanied by an affidavit of loss executed by the holder. Upon the surrender of such certificate(s) and accompanying materials, the Corporation shall as promptly as practicable deliver to the relevant holder a certificate in such holder's name (or the name of such holder's designee as stated in the written election) for the number of shares of Common Stock to which such holder shall be entitled upon conversion of the applicable Shares. All shares of Common Stock issued hereunder by the Corporation shall be duly and validly issued, fully paid, and nonassessable, free and clear of all taxes, liens, charges, and encumbrances with respect to the issuance thereof.

(c) Effect of Conversion. All Shares of Series A Preferred Stock converted as provided in this Section 5.1 shall no longer be deemed outstanding as of the effective time of the applicable conversion and all rights with respect to such Shares shall immediately cease and terminate as of such time, other than the right of the holder to receive shares of Common Stock in exchange therefor.

5.3 Reservation of Stock. The Corporation shall at all times when any Shares of Series A Preferred Stock is outstanding reserve and keep available out of its authorized but unissued

shares of capital stock, solely for the purpose of issuance upon the conversion of the Series A Preferred Stock, such number of shares of Common Stock issuable upon the conversion of all outstanding Series A Preferred Stock pursuant to this Section 5, taking into account any adjustment to such number of shares so issuable in accordance with Section 5.5 hereof. The Corporation shall take all such actions as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Corporation upon each such issuance). The Corporation shall not close its books against the transfer of any of its capital stock in any manner which would prevent the timely conversion of the Shares of Series A Preferred Stock.

5.4 No Charge or Payment. The issuance of certificates for shares of Common Stock upon conversion of Shares of Series A Preferred Stock pursuant to Section 5.1 shall be made without payment of additional consideration by, or other charge, cost, or tax to, the holder in respect thereof.

5.5 Adjustment to Conversion Price and Number of Conversion Shares. The Conversion Price and the number of Conversion Shares issuable on conversion of the Shares of Series A Preferred Stock shall be subject to adjustment from time to time as provided in this Section 5.5.

(a) Adjustment to Conversion Price and Conversion Shares upon Dividend, Subdivision, or Combination of Common Stock. If the Corporation shall, at any time or from time to time after the Date of Issuance, (i) pay a dividend or make any other distribution upon the Common Stock or any other capital stock of the Corporation payable in shares of Common Stock or in Options or Convertible Securities, or (ii) subdivide (by any stock split, recapitalization, or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to any such dividend, distribution, or subdivision shall be proportionately reduced and the number of Conversion Shares issuable upon conversion of the Series A Preferred Stock shall be proportionately increased. If the Corporation at any time combines (by combination, reverse stock split, or otherwise) its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be proportionately increased and the number of Conversion Shares issuable upon conversion of the Series A Preferred Stock shall be proportionately decreased. Any adjustment under this Section 5.5(a) shall become effective at the close of business on the date the dividend, subdivision, or combination becomes effective.

(b) Adjustment to Conversion Price and Conversion Shares upon Reorganization, Reclassification, Consolidation, or Merger. In the event of any (i) capital reorganization of the Corporation, (ii) reclassification of the stock of the Corporation (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), (iii) consolidation or merger of the Corporation with or into another Person, (iv) sale of all or substantially all of the Corporation's assets to another Person or (v) other similar transaction (other than any such transaction covered by Section 5.5(a)), in each case which entitles the holders of Common Stock to receive (either directly or upon subsequent liquidation) stock, securities, or assets with respect to or in exchange for Common Stock, each Share of Series A Preferred Stock shall, immediately after such reorganization, reclassification, consolidation, merger, sale, or similar transaction, remain outstanding and shall thereafter, in lieu of or in addition to (as the case may be) the number of Conversion Shares then convertible for such Share, be exercisable for the kind and number of shares of stock or other securities or assets of the Corporation or of the successor Person resulting from such transaction to which such Share would have been entitled upon such reorganization, reclassification, consolidation, merger, sale, or similar transaction if the Share had been converted in full immediately prior to the time of such reorganization, reclassification, consolidation, merger, sale, or similar transaction and acquired the applicable number of Conversion Shares then issuable hereunder as a result of such conversion

(without taking into account any limitations or restrictions on the convertibility of such Share, if any); and, in such case, appropriate adjustment shall be made with respect to such holder's rights under this Certificate of Incorporation to insure that the provisions of this Section 5 hereof shall thereafter be applicable, as nearly as possible, to the Series A Preferred Stock in relation to any shares of stock, securities, or assets thereafter acquirable upon conversion of Series A Preferred Stock (including, in the case of any consolidation, merger, sale, or similar transaction in which the successor or purchasing Person is other than the Corporation, an immediate adjustment in the Conversion Price to the value per share for the Common Stock reflected by the terms of such consolidation, merger, sale, or similar transaction, and a corresponding immediate adjustment to the number of Conversion Shares acquirable upon conversion of the Series A Preferred Stock without regard to any limitations or restrictions on conversion, if the value so reflected is less than the Conversion Price in effect immediately prior to such consolidation, merger, sale, or similar transaction). The provisions of this Section 5.5(b) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, or similar transactions. The Corporation shall not effect any such reorganization, reclassification, consolidation, merger, sale, or similar transaction unless, prior to the consummation thereof, the successor Person (if other than the Corporation) resulting from such reorganization, reclassification, consolidation, merger, sale, or similar transaction, shall assume, by written instrument substantially similar in form and substance to this Certificate of Incorporation, the obligation to deliver to the holders of Series A Preferred Stock such shares of stock, securities, or assets which, in accordance with the foregoing provisions, such holders shall be entitled to receive upon conversion of the Series A Preferred Stock. Notwithstanding anything to the contrary contained herein, with respect to any corporate event or other transaction contemplated by the provisions of this Section 5.5(b), each holder of Shares of Series A Preferred Stock shall have the right to elect prior to the consummation of such event or transaction, to give effect to the provisions of Section 5 hereunder, instead of giving effect to the provisions contained in this Section 5.5(b) with respect to such holder's Series A Preferred Stock.

(c) Certain Events. If any event of the type contemplated by the provisions of this Section 5.5 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights, or other rights with equity features) occurs, then the Board of Directors shall make an appropriate adjustment in the Conversion Price and the number of Conversion Shares issuable upon conversion of Shares of Series A Preferred Stock so as to protect the rights of the holder of such Shares in a manner consistent with the provisions of this Section 5; *provided*, that no such adjustment pursuant to this Section 5.5 shall increase the Conversion Price or decrease the number of Conversion Shares issuable as otherwise determined pursuant to this Section 5.

(d) Certificate as to Adjustment.

(i) As promptly as reasonably practicable following any adjustment of the Conversion Price the Corporation shall furnish to each holder of record of Series A Preferred Stock at the address specified for such holder in the books and records of the Corporation (or at such other address as may be provided to the Corporation in writing by such holder) a certificate of an executive officer setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof.

(ii) As promptly as reasonably practicable following the receipt by the Corporation of a written request by any holder of Series A Preferred Stock the Corporation shall furnish to such holder a certificate of an executive officer certifying the Conversion Price then in effect and the number of Conversion Shares or the amount, if any, of other shares of stock, securities, or assets then issuable to such holder upon conversion of the Shares of Series A Preferred Stock held by such holder.

(e) Notices. In the event:

(i) that the Corporation shall take a record of the holders of its Class A Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, to vote at a meeting (or by written consent), to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(ii) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, any consolidation or merger of the Corporation with or into another Person, or sale of all or substantially all of the Corporation's assets to another Person; or

(iii) of the voluntary or involuntary dissolution, liquidation, or winding-up of the Corporation;

then, and in each such case, the Corporation shall send or cause to be sent to each holder of record of Series A Preferred Stock at the address specified for such holder in the books and records of the Corporation (or at such other address as may be provided to the Corporation in writing by such holder) at least five (5) days prior to the applicable record date or the applicable expected effective date, as the case may be, for the event, a written notice specifying, as the case may be, (A) the record date for such dividend, distribution, meeting or consent, or other right or action, and a description of such dividend, distribution, or other right or action to be taken at such meeting or by written consent, or (B) the effective date on which such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, or winding-up is proposed to take place, and the date, if any is to be fixed, as of which the books of the Corporation shall close or a record shall be taken with respect to which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon conversion of the Series A Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock and the Conversion Shares.

6. Reissuance of Series A Preferred Stock. Any Shares of Series A Preferred Stock redeemed, converted, or otherwise acquired by the Corporation or any Subsidiary shall be cancelled and retired as authorized and issued shares of capital stock of the Corporation and no such Shares shall thereafter be reissued, sold, or transferred.

7. Notices. Except as otherwise provided herein, all notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent (a) to the Corporation, at its principal executive offices and (b) to any stockholder, at such holder's address at it appears in the stock records of the Corporation (or at such other address for a stockholder as shall be specified in a notice given in accordance with this Section 7).

8. Amendment and Waiver. No provision of this Article Fourth, Section C may be amended, modified, or waived except by an instrument in writing executed by the Corporation and the

holders of a majority of the Series A Preferred Stock, and any such written amendment, modification, or waiver will be binding upon the Corporation and each holder of Series A Preferred Stock; *provided*, that no such action shall change or waive (a) the definition of Liquidation Value, or (b) this Section 8, without the prior written consent of each holder of outstanding Shares of Series A Preferred Stock; *provided, further*, that no amendment, modification, or waiver of the terms or relative priorities of the Series A Preferred Stock may be accomplished by the merger, consolidation, or other transaction of the Corporation with another corporation or entity unless the Corporation has obtained the prior written consent of the holders in accordance with this Section 8.

FIFTH: The name and mailing address of the incorporator of the Corporation is:

Name	Mailing Address
Michael J. Rosenberg	23297 Commerce Park, Beachwood, OH 44122

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the bylaws of the Corporation (the "**Bylaws**").

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws or adopt new Bylaws without any action on the part of the stockholders; provided that any Bylaw adopted or amended by the Board of Directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

TWELFTH: The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

THIRTEENTH: The Corporation shall not be subject to or governed by the provisions of Section 203 of the General Corporation Law of Delaware, or any amendment or successor provisions thereto, with respect to business combinations between the Corporation and interested stockholders.

FOURTEENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Common Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

FIFTEENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Fifteenth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Fifteenth (including, without limitation, each portion of any sentence of this Article Fifteenth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

I, the undersigned, being the president of the Corporation, do make this Certificate of Incorporation, hereby acknowledging, declaring, and certifying that the foregoing Certificate of Incorporation is my act and deed and that the facts herein stated are true, and have accordingly hereunto set my hand this 6th day of May, 2020.

By: ______________________
Michael J. Rosenberg, President